November 10, 2011
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN  53202-5306
414.271.2400 TEL
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www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
041754-0130

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	PL Capital Group -- Rule 14a-12 Materials Related to HF Financial Corp.

Ladies and Gentlemen:

We are writing on behalf of the PL Capital Group.  The PL Capital Group currently consists of the following (collectively, “PL Capital”): Financial Edge Fund, L.P., a Delaware limited partnership; Financial Edge-Strategic Fund, L.P., a Delaware limited partnership; PL Capital/Focused Fund, L.P., a Delaware limited partnership; PL Capital, LLC, a Delaware limited liability company; PL Capital Advisors, LLC, a Delaware limited liability company; Goodbody/PL Capital, L.P., a Delaware limited partnership; Goodbody/PL Capital, LLC, a Delaware limited liability company; John W. Palmer; Richard J. Lashley; Beth R. Lashley; Robin Lashley and PL Capital Defined Benefit Pension Plan, a pension plan for PL Capital, LLC and its managing members.  On behalf of PL Capital, we are transmitting for filing pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), soliciting material (under the cover page required by Rule 14a-12(b) and Schedule 14A of the Exchange Act) related to the 2011 Annual Meeting of Shareholders of  HF Financial Corp.

Please call the undersigned at (414) 297-5596 should you have any questions regarding this filing.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer
Attachments

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.